As filed with the Securities and Exchange Commission on June 16, 2021

Registration No. 333-249890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TATTOOED CHEF, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38615	82-5457906
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6305 Alondra Blvd.

Paramount, California 90723

(562) 602-0822

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Salvatore Galletti

Chief Executive Officer

Tattooed Chef, Inc.

6305 Alondra Blvd.

Paramount, California 90723

(562) 602-0822

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Garett Sleichter, Esq.

Rutan & Tucker, LLP

18575 Jamboree Road, Suite 900

Irvine, CA 92612

Phone (714) 641-3495

Fax (714) 546-9035

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ File. No. 333-249890

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This registration statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-249890) is filed pursuant to Rule 462(d) to add a new Exhibit 1.2.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

		Incorporated by Reference
Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibits	Filing Date

1.1*	Form of ATM Equity OfferingSM Sales Agreement, dated as of June 2, 2021, by and among Tattooed Chef, Inc., UMB Capital Corporation, and BofA Securities, Inc.	Form S-1/A	333-249890	1.1	June 3, 2021

1.2#	Form of ATM Equity OfferingSM Sales Agreement, dated as of June 16, 2021, by and among Tattooed Chef, Inc., UMB Capital Corporation, and BofA Securities, Inc.

2.1*	Agreement and Plan of Merger, dated as of June 11, 2020, entered into by and among Forum, Sprout Merger Sub, Inc., Myjojo, Inc., a Delaware corporation, and Salvatore Galletti, in his capacity as the holder representative on August 10, 2020	Form 8-K	001-38615	2.1	June 12, 2020

2.2*	First Amendment to the Merger Agreement entered into by and among Forum, Sprout Merger Sub, Inc., Myjojo, Inc., a Delaware corporation, and Salvatore Galletti, in his capacity as the holder representative on August 10, 2020	Form 8-K	001-38615	2.1	August 11, 2020

3.1*	Amended and Restated Certificate of Incorporation	Form 8-A12B/A	001-38615	3.1	October 15, 2020

3.2*	Amended and Restated Bylaws	Form 8-A12B/A	001-38615	3.2	October 15, 2020

4.1*	Form of Warrant Agreement between Continental Stock Transfer & Trust Company, LLC and Forum	Form 8-K	001-38615	4.1	August 8, 2018

5.1*	Opinion of Rutan & Tucker, LLP	Form S-1/A	333-249890	5.1	November 17, 2020

10.1*	Amended and Restated Registration Rights Agreement by and among Forum, Forum Investors II, LLC, and other stockholders	Form 8-A12B/A	001-38615	10.1	October 15, 2020

10.2*	Employment Agreement with Salvatore Galletti	Form 8-K	001-38615	10.3	October 21, 2020

10.3*	Employment Agreement with Giuseppe Bardari	Form 8-K	001-38615	10.4	October 21, 2020

10.4*	Employment Agreement with Sarah Galletti	Form 8-K	001-38615	10.5	October 21, 2020

10.5*	Employment Agreement with Stephanie Dieckmann	Form 8-K	001-38615	10.6	October 21, 2020

10.6*	Amendment to Employment Agreement (Stephanie Dieckmann)	Form 8-K	001-38615	10.3	May 4, 2021

10.7*	Form of Indemnification Agreement	Form 8-K	001-38615	10.7	October 21, 2020

10.8*	2020 Equity Incentive Plan	Form 8-K	001-38615	10.8	October 21, 2020

10.9*	Loan and Security Agreement between Ittella Parent and Marquette Business Credit, LLC effective as of September 25, 2017, as amended.	Form 8-K	001-38615	10.9	October 21, 2020

10.10*	General Merchandise Supplier Agreement between Ittella Parent and Wal-Mart Stores, Inc. dated August 31, 2017 (Agreement 607499-91-0)	Form 8-K	001-38615	10.10	October 21, 2020

10.11*	General Merchandise Supplier Agreement between Ittella Parent and Wal-Mart Stores, Inc. dated August 28, 2017 for the supply of products to Sam’s Club store locations (Agreement 607499-64-1)	Form 8-K	001-38615	10.11	October 21, 2020

10.12*	General Merchandise Supplier Agreement between Ittella and Wal-Mart Stores, Inc. dated February 3, 2020 for the supply of products to Sam’s Club store locations (Agreement 607499-64-2)	Form 8-K	001-38615	10.12	October 21, 2020

10.13*	Basic Vendor Agreement between Ittella Parent and Costco Wholesale Corporation dated January 7, 2015	Form 8-K	001-38615	10.13	October 21, 2020

10.14	Master Purchase Agreement between Ittella Parent and Aldi Inc., dated March 18, 2016.	Form 8-K	001-38615	10.14	October 21, 2020

10.15*	Master Vendor Agreement between Ittella Parent and Trader Joe’s Company dated July 31, 2018	Form 8-K	001-38615	10.15	October 21, 2020

10.16*	Standby Letter of Credit No. SB50533 issued by UMB Bank, N.A. on behalf of the Company, in favor of UniCredit S.P.A. dated as of November 24, 2017, as amended.	Form 8-K	001-38615	10.16	October 21, 2020

10.17*	Escrow Agreement (Holder Representative), dated as of October 15, 2020 by and between Forum, Salvatore Galletti, and Citibank, N.A.	Form 8-A12B/A	001-38615	10.3	October 15, 2020

10.18*	Escrow Agreement (Sponsor), dated as of October 15, 2020 by and between Forum, Salvatore Galletti, and Citibank, N.A.	Form 8-A12B/A	001-38615	10.4	October 15, 2020

16.1*	Letter re Change in Certifying Accountant	Form 8-K	001-38615	16.1	October 21, 2020

21.1*	List of Subsidiaries	Form S-1/A	333-249890	21.1	June 3, 2021

23.1*	Consent of BDO USA, LLP	Form S-1/A	333-249890	23.2	March 29, 2021

23.2*	Consent of Rutan & Tucker, LLP (included as part of Exhibit 5.1)	Form S-1/A	333-249890	23.3	November 17, 2020

*	Previously filed.
#	Filed herewith.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No.3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramount, State of California, on this 15th day of June, 2021.

TATTOOED CHEF, INC.

By:	/s/ Salvatore Galletti
Salvatore Galletti
President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of June, 2021.

Name	Position	Date

/s/ Salvatore Galletti	Chief Executive Officer	June 16, 2021
Salvatore Galletti	(Principal Executive Officer)

/s/ Stephanie Dieckmann	Chief Financial Officer	June 16, 2021
Stephanie Dieckmann	(Principal Financial and Accounting Officer)

*	Director	June 16, 2021
Bryan Rosenberg

*	Director	June 16, 2021
Paula Ciaramitaro

*	Director	June 16, 2021
Edward S. Gelfand

*	Director	June 16, 2021
Daniel Williamson

*	Director	June 16, 2021
Jennifer Fellner

*	Director	June 16, 2021
Ryan Olohan

*	Director	June 16, 2021
David Boris

*	Director	June 16, 2021
Marie D. Quintero-Johnson

* By:	/s/ Stephanie Dieckmann
Stephanie Dieckmann Attorney-In-Fact